Filed Pursuant to Rule 433

Registration No. 333-275865

March 5, 2026

Baker Hughes Holdings LLC

Baker Hughes Co-Obligor, Inc.

Pricing Term Sheet

€600,000,000 3.226% Senior Notes due 2030

€900,000,000 3.812% Senior Notes due 2034

€750,000,000 4.193% Senior Notes due 2038

€750,000,000 4.737% Senior Notes due 2046

The information in this pricing term sheet supplements Baker Hughes Holdings LLC and Baker Hughes Co-Obligor, Inc.’s preliminary prospectus supplement dated March 4, 2026 (the “Preliminary Prospectus Supplement”), and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement.

Issuers:	Baker Hughes Holdings LLC Baker Hughes Co-Obligor, Inc.

Guarantor:	The notes will be fully and unconditionally guaranteed by Baker Hughes Company, the sole indirect parent of the Issuers.

Title of Securities:	3.226% Senior Notes due 2030 (the “2030 Notes”) 3.812% Senior Notes due 2034 (the “2034 Notes”) 4.193% Senior Notes due 2038 (the “2038 Notes”) 4.737% Senior Notes due 2046 (the “2046 Notes”)

Listing:	Issuers intend to apply to list the securities offered hereby on the Nasdaq Bond Exchange

Anticipated Ratings (Moody’s / S&P)*:	A3 / A

Trade Date:	March 5, 2026

Settlement Date**:	March 11, 2026 (T+4)

Security Type:	SEC Registered

Maturity Date:	March 11, 2030 for the 2030 Notes March 11, 2034 for the 2034 Notes March 11, 2038 for the 2038 Notes March 11, 2046 for the 2046 Notes

Principal Amount:	€600,000,000 for the 2030 Notes €900,000,000 for the 2034 Notes €750,000,000 for the 2038 Notes €750,000,000 for the 2046 Notes

Coupon:	3.226% for the 2030 Notes 3.812% for the 2034 Notes 4.193% for the 2038 Notes 4.737% for the 2046 Notes

Interest Payment Date:	Annually on March 11 of each year, beginning March 11, 2027

Benchmark Bund:	OBL 2.500% due October 11, 2029 for the 2030 Notes DBR 2.200% due February 15, 2034 for the 2034 Notes DBR 4.000% due January 4, 2037 for the 2038 Notes DBR 2.500% due July 4, 2044 for the 2046 Notes

Benchmark Bund Price and Yield:	100.420; 2.375% for the 2030 Notes 96.320; 2.721% for the 2034 Notes 109.960; 2.913% for the 2038 Notes 89.130; 3.299% for the 2046 Notes

Spread to Benchmark Bund:	85.1 bps for the 2030 Notes 109.1 bps for the 2034 Notes 128.0 bps for the 2038 Notes 143.8 bps for the 2046 Notes

Yield to Maturity:	3.226% for the 2030 Notes 3.812% for the 2034 Notes 4.193% for the 2038 Notes 4.737% for the 2046 Notes

Public Offering Price:

100.000% of the principal amount for the 2030 Notes

100.000% of the principal amount for the 2034 Notes

100.000% of the principal amount for the 2038 Notes

100.000% of the principal amount for the 2046 Notes

Aggregate Net Proceeds (after the underwriting discounts but before expenses):	€2,982,975,000

Optional Redemption:

Redeemable at any time at a redemption price equal to:

(x)   if the redemption date is prior to the applicable “Par Call Date” (as set out in the table below), the greater of

(i) 100% of the principal amount of the applicable series of notes; or

(ii)  the sum of the present values of the remaining scheduled payments of principal and interest thereon that would be due if such notes matured on the applicable Par Call Date from the redemption date to the applicable Par Call Date (exclusive of any accrued interest) discounted to the redemption date on an annual basis (ACTUAL/ACTUAL (ICMA)) at the applicable Comparable Government Bond Rate plus the applicable Redemption Spread (as set out in the table below); or

(y)   if the redemption date is on or after the applicable Par Call Date, 100% of the principal amount of applicable series of notes,

plus, in each case, any interest accrued but not paid to the date of redemption (subject to the right of holders on the relevant record date to receive interest due on the relevant interest payment date).

	Series 2030 Notes 2034 Notes 2038 Notes 2046 Notes	Par Call Date February 11, 2030 January 11, 2034 December 11, 2037 September 11, 2045	Redemption Spread 15 basis points 20 basis points 20 basis points 25 basis points

Redemption for Tax Reasons:	The Issuers may redeem any series of the Notes, in whole, but not in part, in the event of certain changes in the tax laws of the United States that would require them to pay additional amounts as described in “Description of the Notes—Payment of Additional Amounts” in the Preliminary Prospectus Supplement. The redemption price would be equal to 100% of the principal amount of the notes, together with accrued and unpaid interest on the notes to be redeemed to the date of redemption.

Denominations:	€100,000 and integral multiples of €1,000 in excess thereof

Day Count Convention:	Actual/Actual (ICMA)

Special Mandatory Redemption:	If (i) Chart Merger is not consummated on or before the later of (x) July 28, 2026 and (y) the date that is five business days after the Outside Date (as defined in the Merger Agreement), (ii) prior to the Outside Date, the Merger Agreement is terminated or (iii) the BHH LLC notifies the Trustee under the indenture that Baker Hughes will not pursue consummation of the Chart Merger, then BHH LLC will be required to redeem all the notes, at a redemption price equal to 101% of the aggregate principal amount of the notes plus accrued and unpaid interest, if any, to, but excluding, the Special Mandatory Redemption Date.

CUSIP / ISIN / Common Code:	2030 Notes: 05724BAE9 / XS3303589983 / 330358998 2034 Notes: 05724BAF6 / XS3303590056 /330359005 2038 Notes: 05724BAG4 / XS3303590130 /330359013 2046 Notes: 05724BAH2 / XS3303590213 /330359021

Joint Global Coordinators and Joint Book-Running Managers:	Goldman Sachs & Co. LLC Morgan Stanley & Co. International plc

Joint Book-Running Managers:	Citigroup Global Markets Limited Deutsche Bank AG, London Branch J.P. Morgan Securities plc

Passive Book-Running Managers:	Merrill Lynch International Barclays Bank PLC HSBC Bank plc MUFG Securities EMEA plc UniCredit Bank GmbH

Senior Co-Managers:	BNP Paribas Securities Corp. Société Générale Standard Chartered Bank

Co-Managers:

Intesa Sanpaolo IMI Securities Corp.

RBC Europe Limited

Banco Bilbao Vizcaya Argentaria, S.A.

Academy Securities, Inc.

Siebert Williams Shank & Co., LLC

The Standard Bank of South Africa Limited

Loop Capital Markets LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

The issuers expect that delivery of the notes will be made to investors on March 11, 2026, which will be the fourth business day following the date hereof (such settlement being referred to as “T+4”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the initial trade date of the notes will be required, by virtue of the fact that the notes initially will settle in T+4, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement and should consult their advisors.

The issuers have filed a registration statement (including a preliminary prospectus supplement and a prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the issuers’ prospectus in that registration statement and any other documents the issuers have filed with the SEC for more complete information about the issuers and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuers, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling (i) Goldman Sachs & Co. LLC at 1-866-471-2526, (ii) Morgan Stanley & Co. International plc at 1-866-718-1649, (iii) Citigroup Global Markets Limited at 1-800-831-9146, (iv) Deutsche Bank AG, London Branch at 1-800-503-4611 or (v) J.P. Morgan Securities plc (for non-U.S. investors) at 44 207 134 2468 or J.P. Morgan Securities LLC (for U.S. investors) at 1-212-834-4533.

The notes will be represented by beneficial interests in fully registered permanent global notes (the

“international global notes”) without interest coupons attached, which will be registered in the name of, and shall be deposited on or about March 11, 2026 with a common depositary for, and in respect of interests held through, Clearstream Banking, société anonyme (“Clearstream”) and Euroclear Bank,

S.A./N.V., as operator of the Euroclear System (“Euroclear”). Any notes represented by global notes held by a nominee of Clearstream or Euroclear will be subject to the then applicable procedures of Clearstream and Euroclear, as applicable. Clearstream and Euroclear’s current practice is to make payments in respect of global notes to participants of record that hold an interest in the relevant global notes at the close of business on the date that is the clearing system business day (for these purposes, Monday to Friday inclusive except December 25th and January 1st) immediately preceding each applicable interest payment date.

This term sheet is not a prospectus for the purposes of Regulation (EU) 2017/1129, including the same as it forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018, as amended by the European Union (Withdrawal Agreement) Act 2020.

MiFID II and UK MiFIR – professionals/ECPs-only / No PRIIPs or UK PRIIPs KID – Manufacturer target market (MiFID II and UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs or UK PRIIPs key information document (KID) has been prepared as not available to retail in the European Economic Area or the United Kingdom.

The communication of this term sheet and any other document or materials relating to the issue of the notes is not being made, and such documents or materials have not been approved, by an authorized person for the purposes of Section 21 of the United Kingdom’s Financial Services and Markets Act 2000, as amended. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. This document and such other documents and/or materials are for distribution only to persons who (i) have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)), (ii) fall within Article 49(2)(a) to (d) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this term sheet and any other document or materials relates will be engaged in only with relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this term sheet or any of its contents.

Relevant stabilization regulations including FCA/ICMA will apply.

The Standard Bank of South Africa Limited and any other non-U.S. registered broker-dealer will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of FINRA.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.